UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1345 Avenue of the Americas

New York, New York 10105

Telephone Number (including area code): (212) 969-1000

Name and address of agent for service of process:

Emilie D. Wrapp, Esq.

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, New York 10105

Copies to:

P. Jay Spinola, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  [X]        NO  [    ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York as of the 28th day of February, 2012.

ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND

By:	/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp Title: President

Attest:	/s/ Eric C. Freed
Name: Eric C. Freed Title: Secretary